Mail Stop 3561

August 1, 2008

Anju Tandon
Chairman, President, CEO
TNT Designs, Inc.
305 Madison Avenue, Suite 449
New York, NY 10165

> **Re: TNT Designs, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 25, 2008**
> **File No. 333-121787**

Dear Ms. Tandon:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William J. Kearns
Staff Accountant